UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 19, 2005

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

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1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi Cosi

Bébé Confort

Baby Relax

Babidéal

Quinny

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

In Step

EXCHANGES

CANADA

TSX:

DII.MV, DII.SV

U.S.A.

NASDAQ:

DIIB

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL CONSOLIDATES NORTH AMERICAN RTA FURNITURE OPERATIONS AND UPDATES 2005 EARNINGS OUTLOOK

Montreal, September 19, 2005 — Dorel Industries Inc. (TSX: DII.SV; DII.MV; NASDAQ: DIIB) today announced a significant consolidation at Ameriwood Industries, the Company’s ready-to-assemble (RTA) furniture division.  Production will cease at its Wright City, Missouri facilities by no later than December 31st, 2005, as part of the overall plan to improve the earnings of the Company’s Home Furnishings segment.  Ameriwood has adopted an expanded marketing strategy, realigning marketing into four distinct groups, each focused on developing products unique to their categories.  This strategy will include expanding into new designs and materials and aggressively growing the customer base. This product development process will encompass common defined processes and methodologies to allow for exceptional speed to market, from conception to delivery.

“Ameriwood has undergone significant changes in the past 18 months with the support of its workers and their representatives, and I want to recognize the tremendous efforts of the Wright City workforce,” said Dorel President and CEO, Martin Schwartz. “However, although we remain confident that there will be sustained demand for domestically manufactured RTA furniture, we have concluded that our manufacturing footprint exceeded anticipated market needs. A combination of North American production with imported components will ensure the long-term viability of our domestic operations. This is in line with a strategic shift away from exclusive domestic production. Ameriwood’s new tri-continental supply chain now includes North America as well as sourcing initiatives from South America and Asia.”

The closure of the Wright City plant will result in a pre-tax restructuring charge of approximately US$11 million, the majority of which will be recorded in 2005. Of this amount, approximately US$8 million will be a non-cash charge representing the write-down of building, equipment and other assets. Annual pre-tax savings are expected to exceed US$5 million, commencing in 2006.

The plant closure will affect approximately 300 employees. The Company will immediately begin consultations with employee representatives. Production will be shifted to Dorel’s remaining RTA factories located in Dowagiac, Michigan; Tiffin, Ohio and Cornwall, Ontario.

Fiscal 2005 Update

The 2005 after-tax earnings, excluding the restructuring charges, will likely be lower than 2004 due to anticipated further declines in point-of-sale activity of certain RTA products at selected mass merchant accounts. Based on present trends, recent and very promising gains by Ameriwood beyond the mass merchant channel will be, at least for now, insufficient to compensate for the expected weaker second half point-of-sale performance at certain larger retailers. Excluding the restructuring charges, full year 2005 pre-tax earnings should be above last year.

“While this is a difficult and painful decision, the measures taken at Ameriwood will have a positive impact on the Company by reducing our costs going forward and by considerably improving our operating efficiency. Combined with the new management team’s focus on marketing and intensive product development, this augurs well for Ameriwood in 2006 and beyond. We firmly believe that we will be a thriving enterprise in a consolidating industry,” said Mr. Schwartz.

Profile

Dorel Industries (TSX: DII.SV, DII.MV; NASDAQ: DIIB) is a global consumer products company engaged in the design ing , manufactur ing and market ing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal, Dorel employs approximately 5,000 people in fourteen countries. Dorel also has offices in Shanghai and Shenzhen, China which oversee the sourcing, engineering and logistics of all Asian operations. 2004 sales were US$1.7 billion.

US operations include Dorel Juvenile Group USA, which markets the Cosco and Safety 1st brands as well as Eddie Bauer and Disney Baby licensed products ; Ameriwood Industries, which market s ready-to-assemble furniture under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood/Charleswood brands as well as California Closets and Trading Spaces licenses ; Cosco Home & Office , which markets home/office products under the Cosco and Cosco Ability Essentials brands and Samsonite license; and Pacific Cycle, which markets the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands. In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort , Maxi-Cosi, Quinny, Safety 1st, Babidéal, and Baby Relax brands. Dorel Asia sources and imports home furnishings products .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

September 19, 2005